EXHIBIT 99.77K

Item 77K Change in registrant's certifying accountant

PricewaterhouseCoopers LLP (PWC) served as independent auditors for the Fund until July 24, 2003, when PWC resigned as the Fund's independent auditors. PWC's report on the financial statements for the past year contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principals. During the fiscal year immediately preceding PWC's resignation and from January 1, 2003 through the date of PWC's resignation, there have been no disagreements with PWC on any matter of accounting principle or practice, financial statement disclosure, or audit scope or procedure.

The Audit Committee of the Fund is currently considering proposals from other independent auditors.